EXHIBIT 99.1

Top Ships Inc. Provides Response to Unusual Market Action

ATHENS, Greece, Sept. 22, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the "Company" or "TOP Ships") (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient "ECO" tanker vessels, announced today that the Company had become aware of unusual trading activity in its common stock on the NYSE American LLC during post market hours on September 21, 2026 and during pre-market hours on September 22, 2026. The Company is issuing this press release pursuant to Section 401(d) of the NYSE American Company Guide. The Company has made inquiries and does not believe any conditions requiring corrective action exist at this time. The Company is further announcing that there has been no material development in its business and affairs not previously disclosed or, to its knowledge, any other reason to account for the unusual market action.

About the Company
TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

For further information please contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding unusual market action or the conditions accounting for it.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.